UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. **)*

ENTERPRISE PRODUCTS PARTNERS L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

293792-10-7

(CUSIP Number)

Richard H. Bachmann

1100 Louisiana Street, 10th Floor

Houston, Texas 77002

(713) 381-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This Schedule 13D includes amendments to prior Schedule 13Ds made by reporting persons as further explained in Item 1.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Randa Duncan Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 181,950
	8	SHARED VOTING POWER 702,274,625
	9	SOLE DISPOSITIVE POWER 181,950
	10	SHARED DISPOSITIVE POWER 702,274,625

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 702,456,575
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the Dan Duncan LLC Voting Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the EPCO, Inc. Voting Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 680,180,154
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 680,180,154

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680,180,154
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO Holdings, Inc. 20-2936507
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 593,479,815
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 593,479,815

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,479,815
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO Investments L.P. (successor-by-merger to EPCO Investments, LLC) 46-2559246
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Company (formerly EPCO, Inc.) 74-1675622
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 680,180,154
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 680,180,154

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680,180,154
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan Duncan LLC 76-0516773
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO - limited liability company

Item 1. Security and Issuer.

This Schedule 13D relates to the common units (the “Common Units”) representing limited partner interests in Enterprise Products Partners L.P., a Delaware limited partnership (the “Issuer” or “EPD”), whose principal offices are located at 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

This Schedule 13D represents (i) Amendment No. 22 to the Schedule 13D originally filed by certain reporting persons with the Commission on August 14, 2003, as amended by Amendment No. 1 thereto, filed on September 15, 2003, Amendment No. 2 thereto, filed on December 19, 2003, Amendment No. 3 thereto, filed on June 2, 2004, Amendment No. 4 thereto, filed on August 20, 2004, Amendment No. 5 thereto, filed on April 13, 2005, Amendment No. 6 thereto, filed on February 15, 2007, Amendment No. 7 thereto, filed on February 29, 2008, Amendment No. 8 thereto, filed on April 29, 2009, Amendment No. 9 thereto, filed on June 30, 2009, Amendment No. 10 thereto, filed on September 10, 2009, Amendment No. 11 thereto, filed on November 5, 2009, Amendment No. 12 thereto, filed on May 19, 2010, Amendment No. 13 thereto, filed on September 15, 2010, Amendment No. 14 thereto, filed on December 2, 2010, Amendment No. 15 thereto, filed on January 18, 2011, Amendment No. 16 thereto, filed on September 15, 2011, Amendment No. 17 thereto, filed on August 16, 2013, Amendment No. 18 thereto, filed on March 19, 2015, Amendment No. 19 thereto, filed on June 24, 2016, Amendment No. 20 thereto, filed on March 20, 2018, and Amendment No. 21 thereto, filed on April 17, 2020 (the “Original Schedule 13D”) and (ii) Amendment No. 11 to the Schedule 13D originally filed by other reporting persons with the Commission on April 8, 2010 following the death of Dan L Duncan on March 29, 2010, as amended by Amendment No. 1 thereto, filed on May 19, 2010, Amendment No. 2 thereto, filed on September 15, 2010, Amendment No. 3 thereto, filed on December 2, 2010, Amendment No. 4 thereto, filed on January 18, 2011, Amendment No. 5 thereto, filed on September 15, 2011, Amendment No. 6 thereto, filed on August 16, 2013, Amendment No. 7 thereto, filed on March 19, 2015, Amendment No. 8 thereto, filed on June 24, 2016, Amendment No. 9 thereto, filed on March 20, 2018, and Amendment No. 10 thereto, filed on April 17, 2020 (the “Duncan Trustee Schedule 13D”).

Item 2. Identity and Background.

Item 2 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated to read in its entirety as follows:

This Schedule 13D is being filed by:

(i)	Randa Duncan Williams, a citizen of the United States of America residing in Houston, Texas (“Ms. Williams”);

(ii)

the voting trustees (the “DD LLC Trustees”) of the Dan Duncan LLC Voting Trust (the “DD LLC Voting Trust”) pursuant to the Dan Duncan LLC Voting Trust Agreement by and among Dan Duncan LLC, Dan L Duncan as the sole member and Dan L Duncan as the initial voting trustee (the “DD LLC Trust Agreement”);

(iii)

the voting trustees (the “EPCO Trustees”) of the Enterprise Products Company Voting Trust (the “EPCO Voting Trust”) pursuant to the Voting Trust Agreement for Class A Common Stock of Enterprise Products Company, by and among (a) EPCO, (b) Richard H. Bachmann, W. Randall Fowler and Randa Duncan Williams, in their capacity as initial voting trustees, and (c) the Shareholders party thereto (the “EPCO Trust Agreement”);

(iv)	EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”);

(v)

EPCO Investments L.P., a Texas limited partnership previously named “EPCO Investments Partnership L.P.” (and successor-by merger to EPCO Investments, LLC, a Texas limited liability company) (“EPCO Investments”);

(vi)	Enterprise Products Company (formerly EPCO, Inc.), a Texas corporation (“EPCO”); and

(vii)	Dan Duncan LLC, a Texas limited liability company (“DD LLC” and together with Ms. Williams, the DD LLC Trustees, the EPCO Trustees, EPCO Holdings, EPCO Investments and EPCO, the “Reporting Persons”).

Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D or the Duncan Trustee Schedule 13D, as applicable.

Ms. Williams is a voting trustee of each of the DD LLC Voting Trust and the EPCO Voting Trust. Ms. Williams is currently Chairman and a Director of EPCO and Chairman of the Board and a Director of Enterprise Products Holdings LLC, a Delaware limited liability company and the sole general partner of the Issuer (“EPD GP”). The business address of Ms. Williams is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

The DD LLC Trustees are voting trustees that collectively hold record ownership of the sole membership interest in DD LLC, on behalf of EPCO, as the economic owner of the membership interests. The voting trustees under the DD LLC Trust Agreement consist of up to three trustees. The current DD LLC Trustees are: (1) Ms. Williams, a daughter of Dan L Duncan; (2) Mr. Richard H. Bachmann; and (3) Mr. W. Randall Fowler. The DD LLC Trustees collectively obtained record ownership of the sole membership interest in DD LLC on March 29, 2010 as a result of the passing of Dan L Duncan. The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expenses deemed necessary and proper for administering the DD LLC Trust Agreement and to reimbursement and indemnification. The DD LLC Trust Agreement is governed by Texas law. The business address of the DD LLC Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

The EPCO Trustees are voting trustees that collectively hold record ownership of all of the outstanding shares of Class A Common Stock, the only class of capital stock with voting rights (the “Class A Common Stock”), in EPCO, on behalf of family trusts for the benefit of the descendants of Dan L Duncan (the “Duncan Family Trusts”), as the economic owners of such shares. The voting trustees under the EPCO Trust Agreement consist of three voting trustees. The current EPCO Trustees are: (1) Ms. Williams; (2) Mr. Bachmann; and (3) Mr. Fowler. The EPCO Trustees collectively obtained record ownership of a majority of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L Duncan and collectively obtained record ownership of the remaining Class A Common Stock on November 20, 2020 in connection with the execution of a revised voting trust agreement. The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expenses deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification. The EPCO Trust Agreement is governed by Texas law. The business address of the EPCO Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Mr. Bachmann is currently (i) Chief Executive Officer, President and a Director of EPCO, (ii) President, Chief Executive Officer and a Manager of DD LLC and (iii) Vice Chairman of the Board and a Director of EPD GP. Mr. Bachmann is a U.S. citizen.

Mr. Fowler is currently (i) Executive Vice President, Chief Financial Officer and a Director of EPCO, (ii) Executive Vice President, Chief Financial Officer and a Manager of DD LLC and (iii) Co-Chief Executive Officer, Chief Financial Officer and a Director of EPD GP. Mr. Fowler is a U.S. citizen.

EPCO is an entity, a portion of whose capital stock is owned directly by the Duncan Family Trusts. However, EPCO is controlled by the EPCO Trustees, who collectively hold all of the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and its general partner. EPCO’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

100% of the outstanding limited partner interests of EPCO Investments is owned directly by EPCO. The sole general partner of EPCO Investments is EPCO Investments GP LLC, a Texas limited liability company and an affiliate of EPCO. EPCO Investments has no independent operations and its principal function prior to the EPCO Investments 2020 Distribution (as defined in Item 3 below) was to hold equity securities in the Issuer. EPCO Investments’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

DD LLC is an entity owned economically by EPCO. However, DD LLC is controlled by the DD LLC Trustees through their collective holding of the sole membership interest in DD LLC. DD LLC owns 100% of the membership interests in EPD GP. DD LLC has no independent operations, and its principal function is to hold the membership interests in EPD GP. DD LLC’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO and EPCO Holdings and the managers and executive officers of DD LLC (collectively, the “Listed Persons”).

During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The subsection titled “Phantom Unit Awards to Ms. Williams” included in Item 3 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated to read in its entirety as follows:

Phantom Unit Awards to Ms. Williams

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 21, 2017, effective as of February 16, 2017, Ms. Williams received an award (the “2017 Phantom Unit Award”) of 300,000 phantom units (the “2017 Phantom Units”) pursuant to the 2008 Enterprise Products Long-Term Incentive Plan (Third Amendment and Restatement) (as further amended from time to time, the “2008 Plan”). As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 18, 2021, (i) the 2017 Phantom Units vested on February 16, 2021 and expired upon vesting and settlement thereof in exchange for an equal number of Common Units and (ii) in connection with such vesting, Ms. Williams surrendered 118,050 Common Units in satisfaction of certain tax withholding obligations.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 14, 2018, effective as of February 12, 2018, Ms. Williams received an award (the “2018 Phantom Unit Award”) of 335,000 phantom units (the “2018 Phantom Units”) pursuant to the 2008 Plan. The 2018 Phantom Units vest on February 16, 2022 and will expire upon vesting and settlement thereof in exchange for an equal number of Common Units.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 13, 2019, effective as of February 11, 2019, Ms. Williams received an award (the “2019 Phantom Unit Award”) of 370,000 phantom units (the “2019 Phantom Units”) pursuant to the 2008 Plan. The 2019 Phantom Units vest on February 16, 2023 and will expire upon vesting and settlement thereof in exchange for an equal number of Common Units.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 10, 2020, effective as of February 6, 2020, Ms. Williams received an award (the “2020 Phantom Unit Award”) of 400,000 phantom units (the “2020 Phantom Units”) pursuant to the 2008 Plan. The 2020 Phantom Units vest on February 16, 2024 and will expire upon vesting and settlement thereof in exchange for an equal number of Common Units.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 8, 2021, effective as of February 4, 2021, Ms. Williams received an award (the “2021 Phantom Unit Award” and together with the 2017 Phantom Unit Award, the 2018 Phantom Unit Award, the 2019 Phantom Unit Award and the 2020 Phantom Unit Award, the “Phantom Unit Awards”) of 450,000 phantom units (the “2021 Phantom Units”) pursuant to the 2008 Plan. The 2021 Phantom Units vest on February 16, 2025 and will expire upon vesting and settlement thereof in exchange for an equal number of Common Units.

The subsection titled “DRIP Unit Purchases” included in Item 3 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add the following paragraphs:

Between May 2020 and May 2021, affiliates of Ms. Williams’ spouse, namely Alkek and Williams, Ltd. (“Alkek”) and Chaswil, Ltd. (“Chaswil”), acquired aggregates of 49,123 and 8,175 Common Units, respectively, pursuant to the DRIP at prices of between $17.65 and $23.69 per Common Unit.

The source of the funds used for each of these purchases (collectively, the “2020-2021 DRIP Unit Purchases”) was the quarterly cash distributions paid by the Issuer to Alkek or Chaswil (as applicable) with respect to the Common Units held by such Common Unit holder.

Item 3 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add the paragraphs below:

Preferred Unit Transactions

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams, EPCO and EPCO Holdings on October 1, 2020 (the “October 2020 Form 4”), effective as of September 30, 2020, the Issuer issued and sold 15,000 Series A Cumulative Convertible Preferred Units (the “Preferred Units”) to Manxome Investors L.P., an affiliate of EPCO and EPD GP (“Manxome”), in connection with a private placement of Preferred Units to a group of investors at a price of $1,000 per Preferred Unit (the “Preferred Unit Purchase Price”).

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams, EPCO and EPCO Holdings on November 17, 2020, effective as of November 15, 2020, the Issuer issued to Manxome an additional 138 Preferred Units representing Manxome’s pro rata portion of a paid-in-kind quarterly distribution (“PIK Distribution”) on the Preferred Units in accordance with the terms and conditions of the Issuer’s partnership agreement, at a per unit deemed value equal to the Preferred Unit Purchase Price.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams, EPCO and EPCO Holdings on February 17, 2021, effective as of February 15, 2021, the Issuer issued to Manxome an additional 274 Preferred Units representing Manxome’s pro rata portion of a PIK Distribution on the Preferred Units in accordance with the terms and conditions of the Issuer’s partnership agreement, at a per unit deemed value equal to the Preferred Unit Purchase Price.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams, EPCO and EPCO Holdings on March 5, 2021, effective as of March 3, 2021, Manxome sold all 15,412 of the Preferred Units then held by it to unrelated third parties in a private transaction, at a per unit sale price equal to the Preferred Unit Purchase Price.

As previously disclosed in the October 2020 Form 4, effective as of September 30, 2020, EPCO Holdings entered into a contingent preferred unit purchase agreement with holders of the Preferred Units, pursuant to which EPCO Holdings agreed to purchase from each such holder all (or a portion of at least $10 million) of such holder’s Preferred Units either (i) for cash at a purchase price of $1,000 per unit (plus accrued and unpaid distributions) upon such holder’s election after September 30, 2025 or upon the Issuer’s dissolution or liquidation or (ii) for a cash purchase price of $1,010 per unit (plus accrued and unpaid distributions) upon such holder’s election prior thereto solely in connection with certain change of control or investment grade rating events (the “Contingent Purchase Obligation”). As of May 15, 2021, such holders collectively owned an aggregate of 50,412 Preferred Units. The number of Preferred Units owned by such holders may increase from time to time to the extent distributions on the Preferred Units are paid in kind.

The Preferred Units are convertible into Common Units pursuant to and in accordance with the terms and conditions of the Issuer’s partnership agreement, including a floating conversion ratio based on the market price of the Common Units as of the date of conversion.

Amendment of Partnership Agreements of EPD PubCo II and EPD PrivCo I

Prior to September 30, 2020, the limited partnership agreement for each of EPD PubCo II and EPD PrivCo I provided that Class B limited partner interests therein will vest on the earliest of (i) February 22, 2021, (ii) a change of control or (iii) dissolution of such Employee Partnership. On September 30, 2020, the partners of EPD PubCo II and EPD PrivCo I amended their respective Employee Partnership’s limited partnership agreement (each an “Employee Partnership 2020 Amendment”) to provide that Class B limited partner interests therein will instead vest on the earliest of (i) February 22, 2023, (ii) the first date on or after September 30, 2020 for which the closing sale price for Common Units on The New York Stock Exchange (or other principal United States securities exchange on which the Common Units are traded) is equal to or greater than $25.41 (as such dollar amount may be adjusted in order to reflect any equity split, equity distribution or dividend, reverse split, combination, reclassification, recapitalization or other similar event affecting the Common Units), (iii) a change of control or (iv) dissolution of such Employee Partnership.

EPCO Investments 2020 Distribution

Effective as of December 1, 2020, EPCO Investments distributed 4,346,154 Common Units to EPCO, the direct owner of 100% of the outstanding limited partner interests of EPCO Investments (the “EPCO Investments 2020 Distribution”).

March 2021 Market Purchases by the Duncan Family Trusts

Between March 3, 2021 and March 4, 2021, the Duncan Family Trusts purchased an aggregate of 677,860 Common Units on the open market at daily weighted average prices of between $22.55 and $22.90 per Common Unit.

The source of the funds used for each of these purchases (collectively, the “March 2021 Market Purchases”) included cash on hand and/or proceeds of margin loans.

Item 4. Purpose of the Transaction.

Item 4 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add the paragraphs below:

The information set forth under Item 3 is incorporated into this Item 4 by reference. The purpose of the Phantom Unit Awards is to promote the interests of EPCO, the Issuer, and EPD GP by providing Ms. Williams (as a key EPCO employee) with incentive compensation awards to encourage superior performance. The purpose of (i) the 2020-2021 DRIP Unit Purchases by Alkek and Chaswil, (ii) the September 2020 purchase of Preferred Units by Manxome (and the related PIK Distributions received by Manxome in November 2020 and February 2021) and (iii) the March 2021 Market Purchases by the Duncan Family Trusts, in each case, is to hold the purchased securities for investment purposes. The purpose of the Employee Partnership 2020 Amendments is to better ensure the effectiveness of the incentive arrangement for certain EPCO employees represented by EPD PubCo II and EPD PrivCo I. The purpose of the EPCO Investments 2020 Distribution is to simplify the corporate structure of the EPCO affiliates that directly own Common Units.

Other than described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5. Interests in Securities of the Issuer.

Item 5 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) As set forth herein, Randa Duncan Williams may be deemed to have beneficial ownership of an aggregate of 702,456,575 Common Units, representing approximately 32.1% of the outstanding Common Units, including Common Units deemed beneficially owned through her indirect influence as one of three voting trustees controlling EPCO. Ms. Williams has sole voting and dispositive power over the 181,950 Common Units that she holds directly and has shared voting and dispositive power over another 702,274,625 Common Units, consisting of (i) the 680,180,154 Common Units beneficially owned by EPCO, by virtue of her status as one of the EPCO Trustees, (ii) 5,385,106 Common Units owned directly by family trusts of which Ms. Williams and/or members of Ms. Williams’ immediate family are named beneficiaries, (iii) 16,155,318 Common Units owned directly by additional family trusts for which Ms. Williams serves as a director of an entity trustee, (iv) 463,742 Common Units owned directly by Alkek, (v) 9,090 Common Units owned by Ms. Williams’ spouse, (vi) 4,040 Common Units held jointly by Ms. Williams and her spouse and (vii) 77,175 Common Units owned directly by Chaswil. Ms. Williams disclaims beneficial ownership of the Common Units beneficially owned by the EPCO Trustees, the family trusts, Alkek and Chaswil, as described above, except to the extent of her voting and dispositive interests in such Common Units.

As set forth herein, the EPCO Trustees have shared voting and dispositive power over the 680,180,154 Common Units beneficially owned by EPCO, representing approximately 31.1% of the outstanding Common Units. The Common Units beneficially owned by EPCO include: (i) 74,754,703 Common Units owned directly by EPCO; (ii) 593,479,815 Common Units owned directly by EPCO Holdings; (iii) 2,834,198 Common Units owned directly by EPD PubCo II; (iv) 1,111,438 Common Units owned directly by EPD PrivCo I; (v) 6,400,000 Common Units owned directly by EPD IV and (vi) 1,600,000 Common Units owned directly by EPCO II. EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO serves as the general partner of each of EPD PubCo II, EPD PrivCo I, EPD IV and EPCO II. Except as set forth in the EPCO Trust Agreement, voting with respect to Class A Common Stock by the EPCO Trustees is by majority vote.

DD LLC directly owns 100% of the membership interests in EPD GP.

EPCO Holdings holds directly 593,479,815 Common Units. As set forth herein, EPCO Holdings has shared voting and dispositive power over the 593,479,815 Common Units owned directly by it.

As set forth herein, EPCO directly owns 74,754,703 Common Units and has shared voting and dispositive power over the 593,479,815 Common Units owned directly by EPCO Holdings. EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO also serves as the general partner of each of the Employee Partnerships and therefore has shared voting and dispositive power over (i) the 2,834,198 Common Units owned directly by EPD PubCo II, (ii) the 1,111,438 Common Units owned directly by EPD PrivCo I, (iii) the 6,400,000 Common Units owned directly by EPD IV and (iv) the 1,600,000 Common Units owned directly by EPCO II.

The aforementioned ownership amounts of Common Units by the Reporting Persons are as of May 15, 2021, our most recent practicable date for this filing on Schedule 13D. The percentage ownership amounts are based on the 2,185,178,603 Common Units outstanding as of April 30, 2021 based on information provided by the Issuer.

(c) Except as otherwise set forth herein or below, none of the Reporting Persons has effected any transactions in Common Units in the past 60 days.

(d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Persons.

(e) Effective December 1, 2020, EPCO Investments ceased to be a reporting person hereunder upon effectiveness of the EPCO Investments 2020 Distribution.

Item 6. Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

The subsection titled “Margin Loan Accounts” included in Item 6 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated to read in its entirety as follows:

Margin Loan Accounts

As of May 15, 2021, EPCO has margin loan accounts with various financial institutions, pursuant to which EPCO has pledged an aggregate of 35,876,464 of the Common Units it owns as collateral.

The information set forth under the heading “Preferred Unit Transactions” in Item 3 is incorporated into this Item 6 by reference.

Item 6 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add the following:

Letters of Credit and Pledge of Common Units by EPCO Holdings to Support Contingent Purchase Obligation

On September 30, 2020, EPCO Holdings delivered letters of credit to certain holders of Preferred Units in support of the Contingent Purchase Obligation. EPCO Holdings pledged an aggregate of 9,100,000 Common Units to secure its reimbursement obligations with respect to such letters of credit.

Item 7. Material to be Filed as Exhibits.

Item 7 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated in its entirety as follows:

99.1

Seventh Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated effective as of September 30, 2020 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Issuer on October 1, 2020).

99.2

Eighth Amended and Restated Administrative Services Agreement, dated as of February 13, 2015, by and among Enterprise Products Company, EPCO Holdings, Inc., Enterprise Products Holdings LLC, Enterprise Products Partners L.P., Enterprise Products OLPGP, Inc., Enterprise Products Operating LLC, OTLP GP, LLC and Oiltanking Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on February 13, 2015).

99.3

Amended and Restated Credit Agreement dated as of January 15, 2015 among EPCO Holdings, Inc., as Borrower, the Lenders party thereto, and Citibank, N.A., as Administrative Agent and as Issuing Bank (incorporated by reference to Exhibit 99.16 to the Schedule 13D/A filed by the Reporting Persons on March 19, 2015).

99.4

Second Amended and Restated Pledge and Security Agreement, dated effective as of December 31, 2015, between EPCO Holdings, Inc., as Pledgor, and Citibank, N.A., as Administrative Agent, as Secured Party (incorporated by reference to Exhibit 99.19 to the Schedule 13D/A filed by the Reporting Persons on June 24, 2016).

99.5

First Amendment to Second Amended and Restated Pledge and Security Agreement, dated effective as of July 11, 2017, between EPCO Holdings, Inc., as Pledgor, and Citibank, N.A., as Administrative Agent, as Secured Party (incorporated by reference to Exhibit 99.18 to the Schedule 13D/A filed by the Reporting Persons on March 20, 2018).

99.6

Second Amended and Restated Credit Agreement dated as of September 13, 2017 among EPCO Holdings, Inc., as Borrower, the Lenders party thereto, and Citibank, N.A., as Administrative Agent and as Issuing Bank (incorporated by reference to Exhibit 99.19 to the Schedule 13D/A filed by the Reporting Persons on March 20, 2018).

99.7

Ratification and Amendment of Security Agreement, dated as of September 13, 2017, between EPCO Holdings, Inc., as Pledgor, and Citibank, N.A., as Administrative Agent, as Secured Party (incorporated by reference to Exhibit 99.20 to the Schedule 13D/A filed by the Reporting Persons on March 20, 2018).

99.8

First Amended and Restated Agreement of Limited Partnership of EPD PubCo Unit II L.P. dated November 3, 2016 (incorporated by reference to Exhibit 10.18 to Form 10-K filed by the Issuer on February 24, 2017).

99.9

First Amended and Restated Agreement of Limited Partnership of EPD PrivCo Unit I L.P. dated November 3, 2016 (incorporated by reference to Exhibit 10.19 to Form 10-K filed by the Issuer on February 24, 2017).

99.10	Agreement of Limited Partnership of EPD 2018 Unit IV L.P. dated December 3, 2018 (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Issuer on December 6, 2018).

99.11	Agreement of Limited Partnership of EPCO Unit II L.P. dated December 3, 2018 (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Issuer on December 6, 2018).

99.12

Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of EPD PubCo Unit II L.P., dated as of September 30, 2020 (incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Issuer on October 1, 2020).

99.13

Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of EPD PrivCo Unit I L.P., dated as of September 30, 2020 (incorporated by reference to Exhibit 10.4 to Form 8-K filed by the Issuer on October 1, 2020).

99.14	Joint Filing Agreement among the Reporting Persons dated March 20, 2018 (incorporated by reference to Exhibit 99.25 to the Schedule 13D/A filed by the Reporting Persons on March 20, 2018).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2021	RANDA DUNCAN WILLIAMS

	By:	(1)

Dated: May 21, 2021	The DD LLC TRUSTEES pursuant to the DD LLC Trust Agreement

	The EPCO TRUSTEES pursuant to the EPCO Trust Agreement

	By:	(1)(2)(3)

Dated: May 21, 2021	ENTERPRISE PRODUCTS COMPANY

	DAN DUNCAN LLC

	EPCO HOLDINGS, INC.

	EPCO INVESTMENTS L.P.
	By: EPCO Investments GP LLC, its general partner

	By:	(2)

(1)	/s/ Randa Duncan Williams

Randa Duncan Williams, individually and in the capacities set forth below, as applicable for the reporting persons noted above:

Trustee of the DD LLC Trust Agreement; and

Trustee of the EPCO Trust Agreement.

(2)	/s/ Richard H. Bachmann

Richard H. Bachmann, in the capacities set forth below as applicable for the reporting persons noted above:

Trustee of the DD LLC Trust Agreement;

Trustee of the EPCO Trust Agreement; and

President and Chief Executive Officer of Enterprise Products Company, Dan Duncan LLC, EPCO Holdings, Inc. and EPCO Investments GP LLC.

(3)	/s/ W. Randall Fowler

W. Randall Fowler, in the capacities set forth below as applicable for the reporting persons noted above:

Trustee of the DD LLC Trust Agreement; and

Trustee of the EPCO Trust Agreement.

Enterprise Products Partners LP Schedule 13D/A Signature Page

APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

ENTERPRISE PRODUCTS COMPANY

Directors and Executive Officers of Enterprise Products Company (“EPCO”). Set forth below is the name, position with EPCO and present principal occupation or employment of each director and executive officer of EPCO. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with EPCO, Other Present Principal Occupation

Randa Duncan Williams	Chairman and Director Chairman and Director of each of Enterprise Products Holdings LLC and EPCO Holdings, Inc.; Chairman and Manager Dan Duncan LLC

Richard H. Bachmann

President, Chief Executive Officer and Director

Vice Chairman and Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of EPCO Holdings, Inc.; President, Chief Executive Officer and Manager of Dan Duncan LLC

W. Randall Fowler

Executive Vice President, Chief Financial Officer and Director

Co-Chief Executive Officer, Chief Financial Officer and Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Financial Officer and Director of EPCO Holdings, Inc.; Executive Vice President, Chief Financial Officer and Manager of Dan Duncan LLC

Appendix A - 1

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

EPCO HOLDINGS, INC.

Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, position with EPCO Holdings and present principal occupation or employment of each director and executive officer of EPCO Holdings. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings, Other Present Principal Occupation

Randa Duncan Williams	Chairman and Director Chairman and Director of each of Enterprise Products Company and Enterprise Products Holdings LLC; Chairman and Manager of Dan Duncan LLC

Richard H. Bachmann

President, Chief Executive Officer and Director

Vice Chairman and Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of Enterprise Products Company; President, Chief Executive Officer and Manager of Dan Duncan LLC

W. Randall Fowler

Executive Vice President, Chief Financial Officer and Director

Co-Chief Executive Officer, Chief Financial Officer and Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Financial Officer and Director of Enterprise Products Company; Executive Vice President, Chief Financial Officer and Manager of Dan Duncan LLC

Appendix A - 2

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS

OF

DAN DUNCAN LLC

Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, position with DD LLC and present principal occupation or employment of each manager and executive officer of DD LLC. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation

Randa Duncan Williams	Chairman and Manager Chairman and Director of each of Enterprise Products Company, EPCO Holdings, Inc. and Enterprise Products Holdings LLC

Richard H. Bachmann

President, Chief Executive Officer and Manager

Vice Chairman and Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of each of Enterprise Products Company and EPCO Holdings, Inc.

W. Randall Fowler

Executive Vice President, Chief Financial Officer and Manager

Co-Chief Executive Officer, Chief Financial Officer and Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Financial Officer and Director of each of EPCO Holdings, Inc. and Enterprise Products Company

Appendix A - 3